UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated February 18, 2020	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona – ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Grifols, S.A. ("Grifols"), in accordance with the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, reports the following

OTHER RELEVANT INFORMATION

Grifols has executed a non-binding term sheet with the Public Investment Fund ("PIF") of the Kingdom of Saudi Arabia ("KSA") whereby, subject to the negotiation and conclusion of definitive binding agreements, both parties shall incorporate a joint venture ("JV") in order to develop a plasma collection network, a plasma fractionation facility and a purification plant in the KSA.

According to the non-binding term sheet, the JV will be owned by Grifols and PIF. The financing needs of the project will be determined by the parties depending on the specific needs of each phase of the project.

As part of the recognized value to be contributed by Grifols into the JV, Grifols will provide its knowledge and expertise in the industry as well as intellectual property held by it, providing, among others, engineering services and quality assurance support to set the infrastructure and processes of the JV to the strictest quality and safety standards. Further, whilst the infrastructure is pending to be finalized and fully up and running through contract manufacturing and distribution arrangements, Grifols will guarantee the supply of plasma-derived products to Saudi Arabia.

In Barcelona, on 18 February 2020

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 18, 2020

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